UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 0-14706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Audited Financial Statements

and

Supplemental Schedule

as of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

( with Report of Independent Registered

Public Accounting Firm )

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

December 31, 2011 and 2010

- Report Of Independent Registered Public Accounting Firm -

To the Participants, the plan Administrative Committee, and the Audit Committee

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Black Mountain, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of

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Independent Registered Public Accounting Firm’s Report

Page Two

additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 22, 2012

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INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets

Investments at fair value (See Notes 3, 4, 6)	$65,703,908	$71,914,095

Notes receivable from participants	5,031,350	4,640,979

Cash	—	150,796

Total assets	70,735,258	76,705,870

Liabilities

Due to broker, net	—	150,796

Total liabilities	—	150,796

Net assets reflecting investments at fair value	70,735,258	76,555,074

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(407,121)	(339,516)

Net assets available for benefits	$70,328,137	$76,215,558

The accompanying notes are an integral part of these financial statements.

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INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(4,560,331)
Dividends	1,351,921

(3,208,410)

Interest income on notes receivable from participants	219,579

Contributions:
Employer	1,146,010
Participant	4,289,199
Rollovers	32,388

5,467,597

Total additions	2,478,766

Deductions to net assets attributed to:
Benefits paid to participants	8,045,292
Administrative expenses	320,895

Total deductions	8,366,187

Net change	(5,887,421)

Net assets available for benefits:
Beginning of year	76,215,558

End of year	$70,328,137

The accompanying notes are an integral part of these financial statements.

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INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the plan Administrative Committee.

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of eligible service as defined in the plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock Fund - Class B, (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the plan document (subject to regulatory limitations), and (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. The Company matching contributions will not exceed 3% of a participant’s compensation as defined in the plan document. In addition, all participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock Fund. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2011, the Company made net discretionary 401(k) contributions of $1,146,010. The Company made no discretionary profit sharing contributions during 2011.

(5)

INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

Participant Accounts - Each participant’s account is credited with the participant’s contributions and any Company matching and profit-sharing contributions. Allocations of plan earnings or losses are based on participant account balances, participant compensation as defined in the plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances are utilized as follows:

a.	First, to restore the non-vested portion of the Company contribution accounts of certain terminated participants who subsequently participate in the Plan as a rehire as described in the plan document.

b.	Second, at the discretion of the Plan Sponsor, to pay plan expenses.

c.	Third, to reduce Plan Sponsor contributions as described in the plan document.

Forfeitures of $17,827 were used during 2011 to reduce the Company’s matching contributions. Unallocated forfeitures at December 31, 2011 and 2010 were $37,676 and $46,995, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2011, outstanding loans bore interest rates ranging from 4.25% to 10%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - Upon termination of service, death, disability or retirement, a participant, or their beneficiary in the case of death, may receive a lump-sum amount equal to the vested value of his or her account.

In-service withdrawals are available in certain circumstances, as defined in the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan. Other allowable expenses such as investment advisory fees are paid by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

In accordance with GAAP, the stable value funds held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the stable value funds as well as the adjustment to the fully benefit-responsive stable value funds from fair value to contract value.

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events since the date of these financial statements. The Company has determined there were no material events that would require adjustment to or disclosure in the Plan’s financial statements.

3.	Investments

The trustee for the Plan, Wells Fargo Bank, N.A., is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The plan Administrative Committee appoints the trustee responsible for maintaining custody of the Ingles stock component of the Ingles Stock Fund.

(8)

INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

During 2011, the Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated or depreciated in value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Employer securities	$(3,748,525)
Mutual funds	(1,457,355)
Collective trust funds	645,549

Total	$(4,560,331)

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2011	2010
Employer securities:
Ingles Class A and B Stock Funds	$11,605,052	$17,732,094

Mutual funds:
Loomis Sayles Investment Grade Bond Fund	5,195,281	4,921,180
Oakmark Equity and Income Fund II	5,088,184	5,027,033

Collective trust funds:
Wells Fargo Stable Return Fund G	15,897,593	15,463,367
Wells Fargo Enhanced Stock Market Fund G	7,528,352	7,396,619

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and common stocks.

Level 2 investment securities include the Wells Fargo Enhanced Stock Market Fund G, the Wells Fargo Stable Return Fund G, the Wells Fargo Stable Value Fund G, and the Total Return Bond Fund G.

The fair value of the Plan’s interest in the Wells Fargo Enhanced Stock Market Fund G is based on the Net Asset Value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. This fund provides for daily redemptions by the plan participants at reported NAV with no advance notice requirement. Fair values for the investments within the Wells Fargo Enhanced Stock Market Fund G are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. Under unusual circumstances, the plan level redemption may be suspended should the withdrawal cause a material adverse impact on other participating plans. The Plan is permitted to redeem investment units at NAV for participant-directed transactions on the measurement date and, as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

The Wells Fargo Stable Return Fund G and the Wells Fargo Stable Value Fund G are both fully benefit-responsive funds. The primary underlying investments held by these funds are guaranteed investment contracts. Participation units held in these stable value funds are valued at contract value. As benefit-responsive funds, these funds generally permit plan participant redemptions daily. However, if the Plan Sponsor should elect to redeem either of these funds in favor of alternative plan investments, and the funds experience periods of insufficient liquidity, the funds may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in these funds are based on adjustments to the contract values. Contract values reflect accrued interest and accrued expenses, which are observable inputs. The Plan is permitted to redeem investment units at NAV for participant-directed transactions on the measurement date and, as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The Total Return Bond Fund invests primarily in fixed income securities. The fund is valued daily on the basis of market valuations, bid quotations, or both, which are observable inputs. Purchase and redemption of units by plan participants may occur on a daily basis. Under unusual circumstances, the plan level redemption may be suspended should the withdrawal cause a material adverse impact on other participating plans. The fund is not actively traded on an open market. The Plan is permitted to redeem investment units at NAV for participant-directed transactions on the measurement date and, as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$8,041,607	$—	$—	$8,041,607
Balanced funds	5,088,184	—	—	5,088,184
Domestic stock funds	11,444,551	—	—	11,444,551
International stock funds	4,723,816	—	—	4,723,816

Total mutual funds	29,298,158	—	—	29,298,158

Common stocks	11,605,052	—	—	11,605,052

Common collective trust funds:
Stable value funds	—	16,456,482	—	16,456,482
Domestic stock funds	—	7,528,352	—	7,528,352
Bond funds	—	815,864	—	815,864

Total common collective trust funds	—	24,800,698	—	24,800,698

Total investments at fair value	$40,903,210	$24,800,698	$—	$65,703,908

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$7,392,958	$—	$—	$7,392,958
Balanced funds	5,088,135	—	—	5,088,135
Domestic stock funds	12,080,216	—	—	12,080,216
International stock funds	5,518,232	—	—	5,518,232

Total mutual funds	30,079,541	—	—	30,079,541
Common stocks	17,732,094	—	—	17,732,094

Common collective trust funds:
Stable value funds	—	15,905,901	—	15,905,901
Domestic stock funds	—	7,396,619	—	7,396,619
Bond funds	—	799,940	—	799,940

Total common collective trust funds	—	24,102,460	—	24,102,460

Total investments at fair value	$47,811,635	$24,102,460	$—	$71,914,095

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2011 and 2010.

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

5.	Income Tax Status

The Plan has received a determination letter from the IRS dated January 27, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.	Exempt Party-in-Interest Transactions

Certain plan investments are managed by Wells Fargo Bank, N.A., the trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their plan balances into the AdviceTrack program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by plan participants under the AdviceTrack program were included as a reduction of the return earned on each fund. AdviceTrack investments utilize the following funds:

Alger Funds - Small Cap Gro Instl/I

Dreyfus Small Cap Equity I

Wells Fargo Stable Value Fund G

Goldman Sachs Lrg Cap Val/I

Goldman Sachs Sm Cap Inst

Harbor International/Inst

Janus Overseas Fund Class I

JP Morgan High Yield

Lazard Emerging Markets

PIMCO High Yield I

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INGLES MARKETS, INCORPORATED
INVESTMENT/PROFIT SHARING PLAN	Notes to Financial Statements, Continued

PIMCO Real Return/Institutional

PIMCO Total Return/Inst

Wells Fargo Enhanced Stock Market G

T. Rowe Price Eq Inc

T. Rowe Price Growth Stk

T. Rowe Price Real Estate

Thornburg Intl Value/R5

Total Return Bond Fund G

Wells Fargo Adv Str Lg Cap Grwth I

Wells Fargo Adv. Internat Bond Fd I

Due to restrictions on the trading periods of the Ingles stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Ingles Stock Fund. Advances are interest free and will be repaid through the dividends received on the Ingles Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Ingles Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2011 and 2010, the Plan Sponsor made no advances to the Plan.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Because the Ingles Stock Fund - Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other plan funds.

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INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

EIN: #56-0846267

Plan No. 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Common collective trust funds:
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund G****		$15,897,593
*	Wells Fargo Bank, N.A.	Wells Fargo Enhanced Stock Market Fund G		7,528,352
*	Wells Fargo Bank, N.A.	Total Return Bond Fund G		815,864
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund G****		151,768

				24,393,577
	Mutual funds:
	American Funds	Growth Fund of America A		1,379,555
	Dreyfus	Mid Cap Index		2,944,632
*	Wells Fargo Bank, N.A.	Wells Fargo Adv Str Lg Cap Grwth I		599,148
	PIMCO	PIMCO Total Return/Inst		854,508
*	Wells Fargo Bank, N.A.	Wells Fargo Adv. Internat Bond Fd I		587,719
	PIMCO	PIMCO High Yield I		104,057
	T. Rowe Price	T. Rowe Price Eq Inc		630,270
	Alger	Alger Small Cap Inst		397,344
	PIMCO	PIMCO Real Return/Institutional		479,820
	T. Rowe Price	T. Rowe Price Real Estate		311,641
	Goldman Sachs	Goldman Sachs Lrg Cap Val/I		709,448
	Goldman Sachs	Goldman Sachs Sm Cap Inst		322,960
	JP Morgan Investment Advisors	JP Morgan High Yield		343,298
	T. Rowe Price	T. Rowe Price Growth Stk		600,865
	American Beacon Advisors, Inc.	American Beacon Large Cap Value		772,855
	Columbia Wanger Asset Mgmt	Columbia Acorn FD CL Z		1,839,054
	Thornburg Investment Mgmt	Thornburg Intl Value Fund R5		2,978,243
	Dreyfus	Dreyfus Premier Small Cap Equity Fund Class I		139,942
	Loomis, Sayles & Co	Loomis Sayles Investment Grade Bond Fund		5,195,281
	Oakmark Funds	Oakmark Equity and Income Fund II		5,088,184
	Harbor International	Harbor International/Inst		596,145

(continued)

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INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

EIN: #56-0846267

Plan No. 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Mutual funds, continued:
	Janus	Janus Overseas Fund Class I		$472,004
	American Century	American Century Gov't Bond/A		276,840
	JP Morgan Investment Advisors	JP Morgan Core Bond Select		200,084
	T. Rowe Price	T. Rowe Price SCap Stk/Adv		118,117
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2015 Select		44,450
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2020 Select		53,553
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2025 Select		98,719
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2330 Select		187,515
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2035 Select		87,040
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2040 Select		41,406
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2045 Select		40,417
	JP Morgan Investment Advisors	JP Morgan Smart Retirement 2050 Select		125,620
	Thornburg Investment Mgmt	Thornburg Intl Value/R5		677,424

				29,298,158
	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		9,637,666
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		1,967,386

				11,605,052
*	Participant loans***	Interest-bearing at 4.25% - 10%, maturing April 2012 through September 2019	$—	5,031,350

				$70,328,137

*	Party-in-interest
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.
****	Represents contract value

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated
Investment/Profit Sharing Plan

Date: June 22, 2012	By:	/s/ Robert P. Ingle, II
Robert P. Ingle, II
Plan Administrative Committee Member

	By:	/s/ James W. Lanning
James W. Lanning
Plan Administrative Committee Member

	By:	/s/ Ronald B. Freeman
Ronald B. Freeman
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23	Consent of Dixon Hughes Goodman LLP